MICHAEL A. RAMIREZ

Attorney

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

April 6, 2021

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)
Post-Effective Amendment to File No. 333-240070

Separate Account A of Pacific Life & Annuity Company (811-09203)
Post-Effective Amendment to File No. 333-240071

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received on March 22, 2021, received in connection with the above referenced 485A filings on Form N-4 (filed on February 10, 2021) to Pacific Advisory Variable Annuity. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable, by subsequent post-effective amendment.

1.	Staff Comment: Please make changes to the Rate Sheet Supplement to reflect the changes provided to the company on March 18, 2021, with regard to the Pacific Quest supplement.

Response: We applied the applicable edits to the Rate Sheet Supplement in response to Staff comments provided in the review of Pacific Quest.

2.	Staff Comment: If the company decides to rely on Rule 30e-3, include a legend as provided in Item 1.A.9 of Form N-4.

Response: We added the Rule 30e-3 legend to the front page of the prospectus.

3.	Staff Comment: Please add the following sentence to the end of the definition of “Annuity Date”: “The maximum annuity date is dated in your Contract and is the latest date we will begin paying you an annuity income.”

Response: We included the requested disclosure accordingly.

4.	Staff Comment: Please re-insert the COVID-19 language or supplementally explain why it is appropriate to remove this disclosure

Response: After careful consideration, we removed the COVID disclosure and feel it is appropriate to do so. We are over a year into the pandemic and Pacific Life has not experienced, nor anticipates experiencing, any adverse impacts to our financial strength or claims paying ability as a result of the COVID pandemic. We have an RBC ratio that is one of the strongest in our industry and increased our statutory capital during 2020. We effectively invoked business continuity plans during this period (remote working, alternative physical sites, etc.), with no negative impacts to operational processes, the ability to pay claims, or to complete regulatory filings. Looking forward, we believe that this pandemic will not materially impact us moving forward – especially with the vaccine rollout.

We will, however, continue to monitor market events and will include disclosure we deem necessary and appropriate in the future. We did modify the Cybersecurity section, now called “Cybersecurity and Business Continuity Risks” to include business continuity and added potential risks to that section (including pandemics like COVID).

5.	Staff Comment: Please add to the OVERVIEW—Contract Basics section the following disclosure: “If you elected to purchase the Portfolio Income Protector (Single or Joint) rider, since the benefits associated with the riders are not available until the designated life is 59 ½ years of age or older, early withdrawals may reduce or terminate the benefits associated with the riders.” Please add the appropriate cross-reference.

Response: We made the requested modification.

6.	Staff Comment: Following the above new disclosure, add “In addition” to the beginning of the next sentence (“In addition, this contract may not be the right one for you…”).

Response: We made the requested modification.

7.	Staff Comment: Add the following sentence to the end of the second paragraph of the OVERVIEW—Investment Options subsection and include the appropriate cross-reference: “The purchase of an optional living benefit rider may limit your investment options that are otherwise available to you under the contract while a rider is in effect.”

Response: We made the requested modification and included the appropriate cross-reference.

8.	Staff Comment: In the OVERVIEW—Withdrawals subsection, please briefly describe the potential effect of withdrawals on the optional death benefit and living benefit riders and add the appropriate cross-references.

Response: We included the following brief paragraph to inform customers that withdrawals may affect benefits under the optional riders:

“If you purchase an optional death benefit rider, a withdrawal may decrease the Death Benefit Amount under a rider. See DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS – Optional Death Benefit Riders section for more information. Additionally, if you purchase an optional living benefit rider, withdrawals may be subject to additional limitations, such as the age at which withdrawals may be taken or the amount that may be withdrawn during a certain period, which may affect the benefits received under the rider. See OPTIONAL LIVING BENEFIT RIDERS – Guaranteed Minimum Withdrawal Benefit section for more information.”

9.	Staff Comment: In the OVERVIEW—Withdrawals subsection, please consider making the first bullet point a part of the introductory paragraph. At the end of the text of the first bullet, consider revising to “optional death benefit and living benefit riders as described below.

Response: We made the requested modification.

10.	Staff Comment: For clarity (on p. 10 bullets), please divide or organize the remainder of the bullet points in the OVERVIEW—Withdrawals subsection into two sections describing the effect on the withdrawal of advisory fees: 1) Optional death benefit rider and 2) Optional living benefit rider. Further, please subdivide the optional death benefit rider discussion into a) optional death benefit rider and living benefit rider and b) only optional death benefit rider.

Response: We organized this section to delineate the consequences of withdrawals to pay advisory fees based on the purchase of an optional death benefit rider only, an optional living benefit rider only, or when both an optional death benefit rider and an optional living benefit rider are purchased.

11.	Staff Comment: The double reference to the death benefit rider in the fourth bullet of the OVERVIEW—Withdrawals subsection may be confusing. Please delete one reference.

Response: We made the requested modification.

12.	Staff Comment: Please remove the last sentence of the final bullet in the OVERVIEW—Withdrawals subsection.

Response: We made the requested modification.

13.	Staff Comment: Since new purchasers are subject to the terms in place when they purchase the contract and they may only select a rider at issue, please remove the first two sentences in the first paragraph of the OVERVIEW—Optional Riders subsection as they won’t apply to anyone who purchases the contract under the prospectus.

Response: We respectfully prefer to keep the language in as is. We note that some of the riders are available for purchase within 60 days of the Contract Date. Additionally, there is value in informing potential customers who have not yet purchased the Contract that we will update the Prospectus should we decide to discontinue offering a certain feature.

14.	Staff Comment: In the second paragraph of the OVERVIEW—Optional Riders subsection, if the disclosure regarding the company’s right to reject additional purchase payments would also apply to optional death benefit riders, please revise the disclosure accordingly.

Response: We removed the reference to rejecting Purchase Payments for optional living benefit riders in the referenced section to clarify that the rejection of Purchase Payments would apply to any rider.

15.	Staff Comment: In the sentence under the OVERVIEW—Optional Death Benefit Riders subsection, please add the word “only” between the words “may” and “be.”

Response: We made the requested modification.

16.	Staff Comment: In the OVERVIEW—Optional Living Benefit Riders subsection, please remove the parenthetical “(which may change from time to time)” here and elsewhere in the prospectus.

Response: We removed the requested parenthetical where it appears.

17.	Staff Comment: In the fifth paragraph of the Guaranteed Minimum Withdrawal Benefit—Additional Information Applicable to Optional Living Benefit Riders subsection (“Taking a withdrawal before…”), since the reference to “a certain age” falls under a specific living benefit rider, consider changing this reference to “59 ½.”

Response: We modified the disclosure to specify the age which lifetime withdrawals begin under the rider and included new disclosure to explain that withdrawals after the age that lifetime withdrawals begin may also reduce rider benefits.

18.	Staff Comment: Please make the following sentence more prominent each place it appears in the prospectus: “If you would like to make an excess withdrawal and are uncertain how an excess withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction specific calculation showing the effect of the excess withdrawal.”

Response: We bolded this sentence where it appears in the Prospectus.

19.	Staff Comment: At the beginning of the YOUR INVESTMENT OPTIONS section, please state in a prominent manner that if an investor purchases an optional living benefit rider, his or her investment options are limited to those listed under the rider and add a cross-reference.

Response: We included the notice of the optional living benefit rider investment option allocation requirements that we include with products with similar rider requirements, and additionally marked the applicable investment options with an asterisk indicating their status as an available Investment Option for the optional living benefit riders.

20.	Staff Comment: In the last paragraph of the PURCHASING YOUR CONTRACT—How to Apply for Your Contract section, please consider inserting a parenthetical stating the maximum age for the purchase of the optional living benefit riders, since these may be different than the maximum age for issuing the contract.

Response: We included the following parenthetical to the referred paragraph (new disclosure is underlined):

“The maximum age of a Contract Owner/Annuitant, including Joint Owners, Joint Annuitants, and Contingent Annuitants, for which a Contract will be issued is 90 (the Designated Life or Lives must be no older than 85 if an optional living benefit rider is purchased).”

21.	Staff Comment: In the Making Your Investments (“Purchase Payments”)—Making Your Initial Purchase Payment subsection, please state the following: “We reserve the right to reject additional Purchase Payments.”

Response: We included the requested disclosure.

22.	Staff Comment: Since there is a cure period, please change “will terminate” to “may terminate” in the following sentence: “If you purchased an optional living benefit rider, you may only transfer your Account Value to allowable Investment Options made available for the riders or your rider will terminate.”

Response: We made the requested modification.

23.	Staff Comment: Please add a cross-reference to the relevant discussion in the prospectus after the following sentence: “Under IRS Guidelines, once a surviving spouse continues the Contract, the Contract may not be continued again in the event the surviving spouse remarries.”

Response: We included a cross-reference to the applicable section of the Prospectus where this sentence appears.

24.	Staff Comment: In the bolded paragraph under the Return of Investment (ROI) Death Benefit—Purchasing the Rider, for clarity, please consider stating that the company will not accept any request to withdraw more than the 1.5% of Contract Value during the contract year.

Response: We included the requested disclosure accordingly.

25.	Staff Comment: In the last paragraph under OPTIONAL LIVING BENEFIT RIDERS—Guaranteed Minimum Withdrawal Benefit section, revise the phrase “may not occur” to “may never occur.”

Response: We made the requested modification.

26.	Staff Comment: In the first paragraph under the Allowable Investment Options section, change “your rider will terminate” to “ your rider may terminate.”

Response: We made the requested modification.

27.	Staff Comment: In the third paragraph of the Allowable Investment Options section, we note that 10 business days prior notice may not be sufficient time to take corrective action prior to termination of the rider. Please consider extending the period provided to return to compliance. Please also consider whether both the investor and his or her advisor should be alerted that corrective action needs to be taken.

Response: In our experience utilizing the 10-business day time frame since 2007, the 10-business day time frame is reasonable and has been sufficient for contract owners to take corrective action. We will not make a change at this time. Also, we will take into consideration alerting the advisor in the future when such an event occurs. Please note, any additional notification procedure is not a short run project (would impact more products in addition to Pacific Advisory Variable Annuity) and if we decide to make any additional changes in the future, such changes would be made after Pacific Advisory Variable Annuity has gone effective.

28.	Staff Comment: Per the supplement, please add the following sentence to the Rate Sheet Prospectus Supplement subsection: “The rate information in the supplement cannot be superseded or changed until a new supplement is filed 10 business days before the effective date of the new supplement.”

Response: We included the requested disclosure, with slight modification: “The rates in the supplement cannot be superseded or changed until a new supplement is filed 10 business days before the effective date of the new supplement.”

29.	Staff Comment: In the bolded paragraph under the Portfolio Income Protector (Single)—Purchasing the

Rider subsection, for clarity, please state that the company will not permit withdrawals in excess of 1.5% of the Contract Value during the Contract Year. Also include this statement elsewhere in the prospectus as applicable.

Response: We included the requested modification here and elsewhere in the Prospectus as appropriate.

30.	Staff Comment: In the definition of “Protected Payment Amount” for Portfolio Income Protector, if accurate, please add “(excluding withdrawals for advisory fees)” between “less any withdrawals” and “during the Contract Year.”

Response: We made the requested modification.

31.	Staff Comment: In the definition of “Withdrawal Percentage” for Portfolio Income Protector, please add “(excluding a withdrawal for advisory fees)” after “the first withdrawal” in the second sentence.

Response: We made the requested modification.

32.	Staff Comment: If accurate, please add “(excluding a withdrawal for advisory fees)” following “If you take any type of withdrawal” in the second bullet of the How the Rider Works subsection.

Response: We made the requested modification.

33.	Staff Comment: Please consider adding the following sentence to the end of the paragraph under the Early Withdrawal subsection: “A withdrawal for advisory fees is not considered as an early withdrawal.”

Response: We added the requested disclosure into this paragraph.

34.	Staff Comment: In the Depletion of Contract Value subsection, the first two sentences suggest that Contract Value could never reach zero since a withdrawal for advisory fees is not treated as a withdrawal for rider purposes. Please revise the disclosure to clarify the impact of the withdrawal of advisory fees to rider termination.

Response: We modified the disclosure to clarify that, if the Designated Life is at or above 59½, a withdrawal for advisory fees that reduces the Contract Value to zero will not terminate the rider and additionally that a withdrawal for advisory fees may exceed the Protected Payment Amount without negatively affecting the benefits under the rider.

35.	Staff Comment: In the definition of “Withdrawal Percentage” under the Portfolio Income Protector (Joint) section, please edit to state that the Withdrawal Percentage is based on the age of the “youngest” Designated Life.

Response: We made the requested modification.

36.	Staff Comment: We note that the sample calculations for the Return of Investment death benefit riders assume withdrawals made for advisory fees while the sample calculations for Portfolio Income Protector (Single and Joint) do not. Please include in the sample calculations for Portfolio Income Protector (Single and Joint) examples reflecting a deduction of the advisory fee. In this regard, please consider adding such illustrations to examples 3, 4, and 5. For all other examples for these riders, please note in the assumptions that there is no deduction for advisory fees.

Response: The we modified examples 3, 4, and 5 to take in to account withdrawals for advisory fees.

Additionally, we noted in the other examples as appropriate that withdrawals for advisory fees did not apply within the calculations.

I believe the foregoing are responsive to the Staff’s comments. If you have any questions, please contact me at (402) 574-3128. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez